Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
October 29, 2009

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Lincoln National Corporation
Form 10-Q for the Quarter Ended June 30, 2009
Form 8-K filed July 10, 2009
Form 8-K filed August 19, 2009
File No. 1-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of October 1, 2009, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-Q for the Quarter ended June 30, 2009, Form 8-K filed July 10, 2009, and Form 8-K filed August 19, 2009.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Form 10-Q for the quarter ended June 30, 2009

Consolidated Statements of Cash Flows, page 4

1.
You disclose the increase in payables for collateral under securities loaned and derivatives in one line item.  Based on the significance of the collateral posted under these arrangements and the unrelated nature of these activities please disclose the increase (decrease) in payables for collateral under securities loaned in one line item and the increase (decrease) in payable for collateral related to derivative transactions in another line item.

October 29, 2009
Re: Lincoln National Corp

Response:

We believe it is appropriate to have this in only one line, as the derivatives portion relates only to our derivative investments.  Accordingly, beginning with the Form 10-Q for the quarter ended September 30, 2009, we will change the description of the line on our statements of cash flows previously called “Increase (decrease) in payables for collateral under securities loaned and derivatives” to “Increase (decrease) in payables for collateral on investments.”

2.
Please tell us the factors that you considered in classifying collateral received or posted on your derivative transactions as investing cash flows since it appears that many of your derivatives transactions appear to be related to your annuity and life insurance operations.  Please also tell us how you classified collateral posted on credit default swap transactions in your statements of cash flows.

Response:

As discussed in our response to comment #1, all collateral received or posted on our derivative transactions relate only to our derivative investments.  Since changes in our derivative investments is reflected within investing cash flows we believe that it is appropriate to reflect these changes in collateral received or posted within investing cash flows as well.  In response to the Staff’s comment in our notes to the financial statements, beginning with our Form 10-Q for the quarter ended September 30, 2009, we will include the following:

Payables for Collateral on Investments

When we enter into collateralized financing transactions on our investments a liability is recorded equal to the cash collateral received.  This liability is included within payables for collateral on investments on our Consolidated Balance Sheets.  Income and expenses associated with these transactions are recorded as investment income and investment expenses within net investment income on our Consolidated Statements of Income.  Changes in payables for collateral on investments are reflected within cash flows from investing activities on our Consolidated Statements of Cash Flows.

The carrying values of the payables for collateral on investments (in millions) and the fair value of the related investments included on our Consolidated Balance Sheets consisted of the following:

	As of June 30, 2009		As of December 31, 2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Collateral payable held for derivative investments (1)	$738	$738	$2,826	$2,826
Securities pledged under securities lending agreements (2)	437	420	427	410
Securities pledged under reverse repurchase agreements (3)	346	366	470	496
Securities pledged for Treasury Asset-Backed Securities
Loan Facility ("TALF") (4)	139	154	-	-
Securities pledged for Federal Home Loan Bank of
Indianapolis Securities ("FHLBI") (5)	100	113	-	-
Collateral posted on credit default swaps (6)	(48)	(48)	(17)	(17)
Total payables for collateral on securities	$1,712	$1,743	$3,706	$3,715

October 29, 2009
Re: Lincoln National Corp

(1)
We obtain collateral based upon contractual provisions with our counterparties.  These agreements take into consideration the counterparties’ credit rating as compared to ours, the fair value of the derivative investments and specified thresholds that once exceeded result in the receipt of cash that is typically invested in cash and invested cash.

(2)
Our pledged securities under securities lending agreements are included in AFS fixed maturity securities on our Consolidated Balance Sheets.  We generally obtain collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively.  We value collateral daily and obtain additional collateral when deemed appropriate.  The cash received in our securities lending program is typically invested in cash equivalents, short-term investments or fixed maturity securities.

(3)
Our pledged securities under reverse repurchase agreements are included in AFS fixed maturity securities on our Consolidated Balance Sheets.  We obtain collateral in an amount equal to 95% of the fair value of the securities, and our agreements with third parities contain contractual provisions to allow for additional collateral to be obtained when necessary.  The cash received in our reverse repurchase program is typically invested in fixed maturity securities.

(4)
Our pledged securities for TALF are included in AFS fixed maturity securities on our Consolidated Balance Sheets.  We obtain collateral in an amount that has typically averaged 90% of the fair value of the TALF securities.  The cash received in these transactions is invested in AFS fixed maturity securities.

(5)
Our pledged securities for FHLBI are included in AFS fixed maturity securities on our Consolidated Balance Sheets.  We generally obtain collateral in an amount equal to 85% and 95% of the fair value of the fair value of the FHLBI securities.  The cash received in these transactions is typically invested in cash and invested cash or AFS fixed maturity securities.

(6)	Our credit default swaps, for which we have posted collateral, hedge items included in investments on our Consolidated Balance Sheets. See Note 6 for additional details.

Increase (decrease) in payables for collateral on securities (in millions) included in the Consolidated Statements of Cash Flows consisted of the following:

	For the Six Months
	Ended June 30,
	2009	2008
Collateral payable held for derivative investments	$(2,088)	$408
Securities pledged under securities lending agreements	10	-
Securities pledged under reverse repurchase agreements	(124)	(53)
Securities pledged for TALF	139	-
Securities pledged for FHLBI	100	-
Collateral posted on credit default swaps	(31)	-
Total increase (decrease) in payables for collateral on securities	$(1,994)	$355

Note 5.  Investments, page 14

3.
The last paragraph of your disclosure on page 17 states “To the extent that the security has already been impaired…no impairment is required.”  Please revise to clarify what you mean by this statement.  If a subsequent impairment analysis indicates that the principal of a particular security will not be realized, an additional impairment should be recognized regardless of any prior impairment.

Response:

To address the Staff’s comment, we will update our disclosures in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2009, to state the following:

To the extent that the security has already been impaired or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no impairment is required.

October 29, 2009
Re: Lincoln National Corp

4.
Please revise your disclosure with regards to the methodology and significant inputs, by security type, which you use to determine the amount of credit loss on page 21 to quantify the significant inputs used to measure the amounts of your credit losses.  Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2.

Response:

To address the Staff’s comments, we will update our disclosures in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2009, by adding the following or something similar, to these disclosures:

Determination of Credit Losses on Corporate Bonds

As of June 30, 2009, we reviewed our corporate bond portfolio for potential shortfall in contractual principal and interest based on numerous subjective and objective inputs.  Due to the variety of factors for each individual corporate bond, which are used in the determination of the potential shortfall in contractual principal and interest, including, but not limited to, near term risk, substantial discrepancy between book and market value, sector or company-specific volatility, negative operating trends and trading levels wider than peers we can not quantify the significant inputs used to measure the amounts of credit losses.

Determination of Credit Losses on MBS

As of June 30, 2009, default rates were projected by considering underlying MBS loan performance and collateral type.  Projected default rates on existing delinquencies vary between 25% to 100% depending on loan type and severity of delinquency status.  In addition, we estimate the potential contributions of currently performing loans that may become delinquent in the future based on the change in delinquencies and loan liquidations experienced in the recent history.  Finally, we develop a default rate timing curve by aggregating the defaults for all loans (delinquent loans, foreclosure and real estate owned and new delinquencies from currently performing loans) in the pool to project the future expected cash flows.

We use certain available loan characteristics such as lien status, loan sizes and occupancy to estimate the loss severity of loans.  Second lien loans are assigned 100% severity if defaulted.  For first lien loans, we assume a minimum of 30% loan severity with higher severity assumed for investor properties and/or further housing price depreciation.

5.
You disclose unrealized investment losses of $542 million on commercial mortgage-backed securities, $509 million on hybrid and redeemable preferred securities and $381 million on corporate loan obligations.  Please disclose why you did not recognize other-than-temporary-impairment losses given the significance of the declines in the market values of these securities.  Please refer to paragraph 38 of FSP FAS 115-2 and FAS 124-2.

Response:

In our response to #4 we added discussion related to the significant inputs used to measure the amounts credit losses on MBS, which include commercial mortgage backed-securities.  In addition, we believe we adequately disclosed why we did not recognize other-than-temporary impairment (“OTTI”) losses on our unrealized losses on commercial mortgage-backed securities and hybrid and redeemable preferred securities on page 19, where we stated the following:

We believe that the securities in an unrealized loss position as of June 30, 2009, were not other-than-temporarily impaired as we do not intend to sell these debt securities or it is not more likely than not that we will be required to sell the debt securities before recovery of their amortized cost basis, and we have the ability and intent to hold the equity securities for a period of time sufficient for recovery.

October 29, 2009
Re: Lincoln National Corp

In addition, we believe we adequately discussed why we did not recognize OTTI losses on our unrealized losses on credit-linked notes (“CLNs”) on pages 22 and 23.

6.	Refer to the table of changes in the amount of credit loss of OTTIs recognized in net income (loss) where the portion related to other factors was recognized in OCI.

•
You disclose credit losses on securities for which an other-than-temporary-impairment was not previously recognized of $95 million for the six months ended June 30, 2009 ($72 million recognized during the quarter ended March 31, 2009 and $23 million in the quarter ended June 30, 2009).  Please disclose the factors that contributed to these credit losses that had not been previously recognized, including changes in assumptions or performance indicators of the underlying assets.

•
With respect to the $132 million balance as of June 30, 2009, disclose the amount of unrealized losses and fair value for the securities related to this amount by security type.  Also, disclose where in the financial statements the portion of losses not recognized to income is recorded.  Refer to paragraph 37 of FSP FAS 115-2 and FAS 124-2.

Response:

To address the Staff’s comments, beginning with our Form 10-Q for the quarter ended September 30, 2009, and we will add the following or something similar, to our disclosures:

Credit losses on securities for which an OTTI was not previously recognized was the result of management determining that it no longer expects to receive cash flows sufficient to recover the entire amortized cost basis of the security, whereas in previous periods we had the expectation of receiving full principal and interest cash flows based on our analysis.  During the three and six months ended June 30, 2009, the amounts representing increases attributable to credit losses on securities for which an OTTI was not previously recognized were attributable primarily to one or a combination of the following reasons:

•	Failure of the issuer of the security to make scheduled payments;
•	Deterioration of creditworthiness of the issuer;
•	Deterioration of conditions specifically related to the security;
•	Deterioration of fundamentals of the industry in which the issuer operates;
•	Deterioration of fundamentals in the economy including, but not limited to, higher unemployment and lower housing prices; and
•	Deterioration of the rating of the security by a rating agency.

We recognize the OTTI attributed to the noncredit portion as a separate component in OCI within stockholders’ equity referred to as unrealized OTTI on AFS securities.

Details of the amount of credit loss of OTTIs recognized in net income where the portion related to other factors was recognized in OCI (in millions) as of June 30, 2009 were as follows:

		Gross		OTTI in
	Amortized	Unrealized	Fair	Retained
	Cost	OTTI	Value	Earnings
Corporate bonds	$93	$(52)	$41	$(35)
MBS CMOs	317	(179)	138	(97)
	$410	$(231)	$179	$(132)

October 29, 2009
Re: Lincoln National Corp

Alternative Investments, page 134

7.
You state that annually during the second quarter you receive audited financial statements for your alternative investment partnerships for the preceding calendar year and recognize adjustments to the extent that the audited equity amount of the investee differs from the equity amount you reported in prior quarters.  Accordingly, for the second quarter of 2009 you recorded $57 million in losses attributable to audit adjustments to investment partnerships’ 2008 financial statements.  Please disclose the following or tell us where you have provided this disclosure and provide a cross reference to the discussion:

•
the information you receive from your partnerships to record equity in the investment partnerships for each period and how you verify the accuracy of the information prior to the receipt of audited financial statements; and

•	the amount and nature of the adjustments by partnership made in 2009, 2008 and 2007.

Please provide us your analysis of FAS 154 as to why these adjustments are appropriately recorded in 2009.

Response:

As discussed further below, we recognize income on our alternative investments on a one- to three-month lag, depending upon the availability of financial information from the investee.  In addition, we record the impact of audit adjustments, if any, related to the completion of calendar-year audited financial statement of the investees, which are typically received after the filing of Form 10-K.  We received these audits from March 27, 2009, through June 16, 2009, which was after we filed our 2008 10-K, on February 27, 2009; therefore, these adjustments were appropriately recorded in 2009.

Income (loss), after-tax, derived from our consolidated alternative investments by asset class (in millions) related to the impact of prior year audit adjustments at the investee was as follows:

	For the Three Months Ended June 30,
	2009	2008	2007
Venture capital	$(34)	$9	$11
Real estate	(12)	-	2
Oil and gas	(11)	6	3
Associated amortization of DAC, VOBA, DSI and DFEL	13	(3)	(4)
Income tax benefit (expense)	15	(4)	(4)
	$(29)	$8	$8

We believe the December 31, 2008, audit adjustments recorded during the second quarter of 2009 related primarily to the adoption of SFAS 157 and refinements to the valuation techniques or models used by the investees within our portfolio, which was impacted by the continued deterioration of the financial markets.

We believe the December 31, 2007 and 2006 audit adjustments recorded during the second quarter of 2008 and 2007, respectively related primarily to refinements to valuation techniques used to estimate the fair values of the investees’ assets within our portfolio.

October 29, 2009
Re: Lincoln National Corp

In addition, we will update our alternative investment disclosures in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2009, to include the following:

Recognition of alternative investment income is delayed due to the availability of the related financial statements, as our venture capital, real estate and oil and gas portfolios are generally on a three-month delay and our hedge funds are on a one-month delay and are generally obtained from the partnerships’ general partners.  In addition, the impact of audit adjustments related to completion of calendar-year financial statement audits of the investees are typically received after the filing of Form 10-K.  Accordingly, our investment income from alternative investments for any calendar year period may not include the complete impact of the change in the underlying net assets for the partnership for that calendar year period.

Form 8-K filed July 10, 2009

8.
You disclose that on July 9, 2009 you filed Articles of Amendment with the Indiana Secretary of State for the purpose of amending your Restated Articles of Incorporation to establish the designations, preferences, limitations and relative rights of your Fixed Rate Cumulative Perpetual Preferred Stock, Series B.  Pursuant to Section 5 of Article II of your Restated Article of Incorporation, you “shall not, without the approval of the holders of at least two-thirds of the Preferred Stock at the time outstanding, voting as a class: (a) Amend these Articles of Incorporation to create or authorize any kind of stock ranking prior to or on a parity with the Preferred Stock with respect to payment of dividends or distribution on dissolution, liquidation or winding up, or create or authorize any security convertible into shares of stock of any such kind”.  On Schedule B of Letter of Agreement filed as Exhibit 10.1 you state that there were 11,557 shares of Cumulative Convertible Preferred Stock Series A outstanding as of June 20, 2009.  In this Form 8-K you also disclose that your Fixed Rate Cumulative Perpetual Preferred Stock, Series B ranks pari passu with your outstanding preferred stock.  From your filings to date with the Commission, it does not appear that you have sought or received consent of at least two-thirds of the outstanding holders of your Cumulative Convertible Preferred Stock Series A stock.  Please provide us with evidence to support that you received the consent of at least two-thirds of the outstanding holders of your Cumulative Convertible Preferred Stock Series A stock and provide detailed analysis which supports your apparent conclusion that you are not required to file such consent.  Alternatively, please provide a detailed analysis which supports your apparent conclusion that the consent of at least two-thirds of the outstanding holders of you Cumulative Convertible Preferred Stock Series A stock is not required.

Response:

Under Section 4, Article II of our Restated Articles of Incorporation, the Board of Directors has authority to determine the rights, preferences, qualifications, limitations and restrictions of the Preferred Stock.  Furthermore, Section 4, Article II gives the Board of Directors the specific authority to issue the Preferred Stock in one or more series and to determine and state in the manner provided by law the designations and relative rights of each series.  Under Section 23-1-25-2(a)(2) of the Indiana Business Corporation Law (“IBCL”), the Board of Directors of an Indiana corporation may create one or more series, and may determine, the preferences, limitations and relative rights of any series within a class of stock before issuance if the articles of incorporation so provide.  Accordingly, it is under Section 4, Article II of the Restated Articles as permitted under the IBCL that the Board of Directors was authorized to create and issue the Fixed Rate Cumulative Perpetual Preferred Stock, Series B without the approval of either the existing common or Cumulative Convertible Preferred Stock Series A stock.

October 29, 2009
Re: Lincoln National Corp

The provision cited by the Staff in its comments, namely Section 5, Article II of the Restated Articles, prohibits the Board of Directors from creating another kind of stock, beyond the Common Stock and Preferred Stock provided for in the Restated Articles, as opposed to creating a new series of Preferred Stock.  This provision would require the consent of at least two-thirds of the outstanding holders of your Cumulative Convertible Preferred Stock Series A stock if the Board of Directors sought to create a new kind of stock, such as Senior Preferred Stock, which would have a ranking prior to or on parity with the existing Cumulative Convertible Preferred Stock Series A and now Fixed Rate Cumulative Perpetual Preferred Stock, Series B.

Form 8-K filed August 19, 2009

9.
Please amend your Form 8-K to provide a brief description of the specific terms and conditions of Mr. Coyne’s modified compensation arrangement.  In addition, please disclose whether Mr. Coyne will receive compensation under this arrangement other than the approximately $2.208 million in salary for the remainder of the year.  See Item 502(e) of Form 8-K.

Response:

We have carefully considered the Staff’s request to amend our Form 8-K to provide a further description of the terms and conditions of Mr. Coyne’s modified compensation arrangement.  We believe that the disclosure as provided adequately provides a brief description of Mr. Coyne’s modified compensation arrangement and meets the requirements of Item 5.02(e) of Form 8-K.

The first paragraph of the disclosure under Item 5.02 of our Form 8-K filed on August 19, 2009, indicates we entered into an agreement with the U.S. Department of the Treasury (the “Treasury”) to sell preferred stock and warrants to the Treasury under the Capital Purchase Program (the “CPP”).  Details regarding this transaction, and the terms and conditions thereof, were disclosed in our Form 8-K filed on July 10, 2009, including the requirement that LNC take all necessary action to ensure that the compensation for its senior executive officers comply with Section 111 of the Emergency Economic Stabilization Act of 2008, as amended and as implemented by any guidance or regulations issued thereunder (the “ESSA”).  The Treasury regulations place specific limitations on the payment of any bonus or incentive compensation to certain officers and employees of the company, including our named executive officers.

Prior to entry into this agreement, the compensation arrangements for our named executive officers for 2009 were disclosed in Exhibit 10.2 to our Quarterly Report on From 10-Q for the period ended March 31, 2009.  As set forth in this Exhibit, the base salary for each NEO for 2009 was to remain at the 2008 level, which was previously disclosed in the Summary Compensation Table in our definitive proxy statement filed on April 19, 2009.  Additionally, Exhibit 10.2 disclosed that each NEO was eligible to receive incentive compensation under the 2009 incentive compensation program (“2009 AIP”) and the 2009-2011 long-term incentive program (“2009-2011 LTI”).

October 29, 2009
Re: Lincoln National Corp

However, the ESSA and the regulations promulgated thereunder, to which we are subject as a condition of our participation in CPP, state in part that a CPP recipient is prohibited from paying or accruing any bonus or incentive compensation to certain employees and officers of the company unless it is required to paid pursuant to a written agreement executed on or before February 11, 2009.  Therefore, as disclosed in our Form 8-K, we modified the compensation of Mr. Coyne for the remainder of 2009 by eliminating the previously disclosed combination of base salary, 2009 AIP and 2009-2011 LTI, which is prohibited incentive compensation, and to instead pay him $2.208 million in base salary ratably over each pay period for the remainder of 2009.  This modification is consistent with the limitations set forth in the ESSA and the regulations promulgated thereunder.

Therefore, we believe the disclosure provided in our Form 8-K meets the requirements of Item 5.02(e) of Form 8-K.

****

If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

cc:    Frederick J. Crawford, Executive Vice President & Chief Financial Officer